NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

NYSE Amex hereby notifies
the SEC of its intention to remove
the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 13, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(3)

The removal of Liberty Acquisition Holdings Corp., Units, each consisting of one share of Common Stock, $0.0001 par value, and one-half of one Warrant, and Common Stock included in the Units is being effected because the Exchange knows or is reliably informed that after the close of business on November 29, 2010, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The security was suspended by the
Exchange on November 30, 2010.